Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Second Quarter 2025 Results

•	First patient dosed in MAIA-ovarian platform trial of COM701 maintenance therapy in patients with platinum sensitive ovarian cancer in July 2025

•	Pooled analysis from three previously reported Phase 1 trials of COM701 in platinum resistant ovarian cancer to be presented at ESMO 2025

•	Recruitment ongoing in Phase 1 trial of GS-0321 (COM503) a potential first-in-class anti-IL18BP antibody licensed to Gilead

•	Partner AstraZeneca plans to share updated rilvegostomig data from Phase 2 ARTEMIDE-01 in NSCLC and first data from Phase 2 TROPION-PanTumor03 in bladder cancer at ESMO 2025

•	Solid financial position with cash runway expected to fund operations into 2027

HOLON, ISRAEL, August 6, 2025 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in predictive computational target discovery powered by AI/ML, today reported financial results for the second quarter of 2025 and provided a corporate update.

“We continued to advance our immuno-oncology (IO) clinical and early-stage pipeline programs,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “We dosed the first patient in MAIA-ovarian, our global adaptive platform trial evaluating COM701 as a single agent for maintenance therapy in patients with relapsed platinum sensitive ovarian cancer (sub-trial 1). In addition, we are looking forward to presenting a pooled analysis of previously presented data from our three Phase 1 trials evaluating COM701 in heavily pretreated platinum resistant ovarian cancer at ESMO 2025 in October. We are also progressing the Phase 1 trial for GS-0321 a potential first-in-class anti-IL18BP antibody licensed to Gilead.”

Dr. Cohen-Dayag continued, “We are excited to see the progress our partner AstraZeneca is making with its rilvegostomig program, with ten active Phase 3 trials. Rilvegostomig is an Fc reduced PD-1/TIGIT bispecific antibody, the TIGIT component of which is derived from our COM902, and which AstraZeneca has specifically designed and engineered with a unique mechanism of action to harness co-operative binding of both PD-1 and TIGIT to drive enhanced immune responses. At ASCO in June this year, AstraZeneca presented encouraging early data from trials evaluating rilvegostomig in combination with TROP2 ADC, Datroway, in NSCLC and in combination with chemotherapy in hepatobiliary cancer. The totality of this data along with data presented in 2024 highlight rilvegostomig as a potential IO backbone for future drug combinations. At the upcoming ESMO 2025 conference, AstraZeneca plans to share follow up data from ARTEMIDE-01 in NSCLC as a poster presentation and first data from TROPION-PanTumor03 in bladder cancer as a mini oral session. AstraZeneca’s broad development strategy for rilvegostomig to replace existing PD(L)-1 inhibitors represents a significant potential revenue source for Compugen as we are eligible for both future milestone payments and mid-single digit tiered royalties on future sales.”

Dr. Cohen-Dayag added, “Our solid financial position with a cash runway expected to fund operations into 2027 allows us to advance our pipeline of differentiated IO therapies and to leverage Unigen™ - our validated AI/ML-powered computational target discovery platform to discover novel mechanisms to activate the immune system against cancer.  I look forward to transitioning leadership to Dr. Eran Ophir in September and the opportunity of stepping into the newly established role of Executive Chair. With this enhanced leadership expansion, a strategically differentiated pipeline and operational focus, Compugen is well positioned for growth.”

Next Planned Milestones
•	ESMO 2025: poster presentation of a pooled analysis of three Phase 1 trials from previously presented data evaluating COM701 in heavily pretreated platinum resistant ovarian cancer
•	ESMO 2025: Compugen’s partner, AstraZeneca, plans to present:
o	updated data from Phase 2 ARTEMIDE-01 evaluating rilvegostomig in metastatic NSCLC as a poster presentation
o	first data from TROPION-PanTumor03 evaluating rilvegostomig in combination with TROP 2 ADC Datroway in bladder cancer as a mini oral session
•	H2 2026: data from projected interim analysis of single agent COM701 sub-trial 1 as maintenance therapy in relapsed platinum sensitive ovarian cancer

Second Quarter 2025 Financial Highlights
Cash: As of June 30, 2025, Compugen had approximately $93.9 million in cash, cash equivalents, short-term bank deposits, and investment in marketable securities.

Compugen expects that its cash and cash-related balances will be sufficient to fund its operating plans into 2027. This does not include any cash inflows. The Company has no debt.

Revenue: Compugen reported approximately $1.3 million in revenues for the second quarter ended June 30, 2025, compared to approximately $6.7 million in revenues for the comparable period in 2024. The revenues reported in the second quarter of 2025 reflect recognition of portions of both the upfront payment and the IND milestone payment from the license agreement with Gilead. The revenues reported in the second quarter of 2024 reflect recognition of a portion of the upfront payment from the license agreement with Gilead and the clinical milestone from the license agreement with AstraZeneca.

R&D expenses for the second quarter of 2025 were approximately $5.6 million compared to approximately $6.2 million for the comparable period in 2024.

G&A expenses were approximately $2.2 million for the second quarters of 2025 and 2024.

Net loss for the second quarter of 2025 was approximately $7.3 million, or $0.08 per basic and diluted share, compared with a net loss of approximately $2.1 million, or $0.02 per basic and diluted share, in the second quarter of 2024.

Full financial tables are included below.

Conference Call and Webcast Information
The Company will hold a conference call today, August 6, 2025, at 8:30 AM ET to review its second quarter 2025 results. To access the conference call by telephone, please dial 1-866-744-5399 from the United States, or +972-3-918-0644 internationally. The call will also be available via live webcast through Compugen's website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our expectations presenting a pooled analysis of previously presented data from Phase 1 trials evaluating COM701 in heavily pretreated platinum resistant ovarian cancer at ESMO 2025 in October; statements regarding the potential capabilities of GS-0321, a potential first-in-class anti-IL18BP antibody licensed to Gilead; statements regarding the progress of AstraZeneca with its rilvegostomig program; statements regarding the timing of any data announcement by AstraZeneca regarding two ongoing Phase 2 rilvegostomig trials (including the ASCO 2025 presentation); statements regarding the capability of rilvegostomig to replace existing PD(L)-1 inhibitors; statements regarding rilvegostomig as a significant potential revenue source for Compugen, and Compugen’s potential receipt of future milestone payments and mid-single-digit tiered royalties on future sales; statements to the effect that our cash and cash-related balances will be sufficient to fund our operating plans into 2027; statements that our cash position will enable us to continue to leverage our AI/ML-powered predictive computational discovery platform, UnigenTM, to accelerate our research efforts supporting our early-stage pipeline and discover novel mechanisms to activate the immune system against cancer; and statements regarding our upcoming leadership changes and our belief that the upcoming leadership changes position the Company for growth. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Israel; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive AI/ML powered computational discovery platform (Unigen™) to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has two proprietary product candidates in Phase 1 development: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Rilvegostomig, a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, is in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. GS-0321 (previously COM503), a potential first-in-class, high affinity anti-IL-18 binding protein antibody, which is in Phase 1 development is licensed to Gilead. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of research programs aiming to address new mechanisms to activate the immune system against cancer. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Company contact:
Yvonne Naughton, Ph.D.
Vice President, Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Six Months Ended,
	June 30,		June 30,
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	1,257	6,702	3,541	9,261
Cost of revenues	1,665	1,552	4,065	3,654
Gross profit	(408)	5,150	(524)	5,607

Operating expenses
Research and development expenses	5,641	6,183	11,414	12,593
Marketing and business development expenses	141	157	280	248
General and administrative expenses	2,239	2,222	4,606	4,670
Total operating expenses	8,021	8,562	16,300	17,511

Operating loss	(8,429)	(3,412)	(16,824)	(11,904)
Financial and other income, net	1,070	1,300	2,315	2,528
Loss before taxes on income	(7,359)	(2,112)	(14,509)	(9,376)
Tax benefit (expense)	17	(11)	(14)	(14)
Net loss	(7,342)	(2,123)	(14,523)	(9,390)

Basic and diluted net loss per ordinary share	(0.08)	(0.02)	(0.16)	(0.10)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	93,526,884	89,531,937	92,917,554	89,518,778

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	Jun 30,	December 31,
	2025	2024
	Unaudited

ASSETS

Current assets
Cash and cash equivalents	6,467	18,229
Short-term bank deposits	58,535	61,397
Investment in marketable securities	28,875	23,629
Other accounts receivable and prepaid expenses	3,765	2,742
Total current assets	97,642	105,997

Non-current assets
Restricted long-term bank deposit	371	343
Long-term prepaid expenses	1,738	1,888
Severance pay fund	3,257	3,072
Operating lease right to use asset	2,678	2,843
Property and equipment, net	839	852
Total non-current assets	8,883	8,998

Total assets	106,525	114,995

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	9,567	10,080
Short-term deferred revenues	10,545	9,632
Current maturity of operating lease liability	471	448
Total current liabilities	20,583	20,160

Non-current liabilities
Long-term deferred revenues	29,592	34,045
Long-term operating lease liability	2,499	2,464
Accrued severance pay	3,595	3,412
Total non-current liabilities	35,686	39,921

Total shareholders' equity	50,256	54,914

Total liabilities and shareholders' equity	106,525	114,995